SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ___________

Commission File Number: 1-13163

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

YUM! Brands 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

YUM! Brands, Inc.
1441 Gardiner Lane
Louisville, Kentucky 40213

YUM! BRANDS 401(k) Plan
Financial Statements and Supplemental Schedules
September 30, 2003 and 2002
(With Independent Auditors' Report Thereon)

YUM! BRANDS 401(k) PLAN

Table of Contents
Page

Independent Auditors' Report	1

Statements of Net Assets Available for Benefits at September 30, 2003 and 2002	2

Statements of Changes in Net Assets Available for Benefits for the Year Ended September 30, 2003 and 2002	3

Notes to Financial Statements	4

Schedules

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year) -- September 30, 2003	9

Schedule H, Line 4j -- Schedule of Reportable Transactions for the Year Ended September 30, 2003	10

Independent Auditors' Report

Plan Administrator Yum! Brands 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Yum! Brands 401(k) Plan (the "Plan") as of September 30, 2003 and 2002 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions for the year ended September 30, 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all materials respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Louisville, Kentucky January 12, 2004

YUM! BRANDS 401(k) PLAN

Statements of Net Assets Available for Benefits

September 30, 2003 and 2002

(In thousands)

Assets	2003	2002
Investments:
Investments, at fair value:
Common stock	$97,389	78,302
Investment in common/commingled trusts	116,066	98,299
Various securities	6,024	4,882
Loans from participants	9,343	9,086
Total investments	228,822	190,569

Receivables:
Participants' contributions	682	152
Employer contributions	231	64
Interest and dividends	34	62
Other	16	16

Total receivables	963	294

Cash	5,276	4,109

Total assets	235,061	194,972

Liabilities
Other liabilities	435	53

Total liabilities	435	53

Net assets available for benefits	$234,626	194,919

See accompanying notes to financial statements.

YUM! BRANDS 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended September 30, 2003 and 2002

(In thousands)

	2003	2002
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$20,995	8,729
Interest	984	1,373
Dividends	--	38
Other	562	(422)

	22,541	9,718

Less investment expenses	(265)	(202)

	22,276	9,516

Contributions:
Participant	24,051	20,800
Employer	10,218	8,723

	34,269	29,523

Transfer of assets from acquired plan	--	17,880

Total additions	56,545	56,919

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	16,838	16,697

Total deductions	16,838	16,697

Net increase	39,707	40,222

Net assets available for benefits:
Beginning of year	194,919	154,697

End of year	$234,626	194,919

See accompanying notes to financial statements.

YUM! BRANDS 401(k) PLAN

Notes to Financial Statements

September 30, 2003 and 2002

(Tabular amounts in thousands)

(1) Summary Plan Description

The following description of the Yum! Brands 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

YUM! Brands, Inc. (the "Company") adopted the Plan effective October 7, 1997 as a result of the spin-off of the Company from PepsiCo, Inc. The Plan is a successor of the PepsiCo Long Term Savings Program. Any employee within a group or class so designated by the Company is eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act, as amended ("ERISA").

On October 1, 2001, the Plan was amended to adopt a safe harbor matching contribution, in accordance with Code section 401(k)(12)(B).

The investments of the Plan are maintained in a trust (the "Trust") by State Street Corporation (the "Trustee").

(b) Contributions

Each participant in the Plan may elect to contribute any amount, not to exceed 25% of eligible earnings (15% for periods prior to January 1, 2003). The maximum contribution allowed for 2003 and 2002 was $12,000 and $11,000, respectively.

Additionally, eligible participants receive a matching contribution directed into the YUM! Stock Fund that is equal to the sum of: (a) 100% of such salary deferral contribution that does not exceed 3% of the participant's eligible pay for such pay period and (b) 50% of such salary deferral contribution that exceeds 3% and does not exceed 5% of the participant's eligible pay for such pay period. The Company may also make discretionary contributions to the Plan. No discretionary contributions were made by the Company for the years ended September 30, 2003 and 2002.

(c) Participant Loans

The Plan has a loan program for participants. The maximum amount a participant may borrow is the lesser of 50% of the participant's vested interest under the Plan; $50,000 reduced by the excess of the highest outstanding loan balance during the preceding one-year period ending on the day prior to the date the loan was made, over the outstanding balance of loans on the date the loan was made; 100% of the value of the participant's investment in certain funds; or the maximum loan amount that can be amortized by the participant's net pay. Loans may be outstanding for up to four years. The interest rate for loans is based on the prime rate plus 1%. A participant may have up to two loans outstanding from the Plan at any time. A one-time loan origination fee of $50 per loan is charged to those participants who obtain a loan. Interest on loans is allocated to each of the funds based upon the participant's investment election percentages. Any loans outstanding shall become immediately due and payable in full if the participant's employment is terminated.

4 (Continued)

YUM! BRANDS 401(k) PLAN

Notes to Financial Statements

September 30, 2003 and 2002

(Tabular amounts in thousands)

The loans are secured by the balance in the participant's account and currently outstanding loans bear interest at rates that range from 4.75% to 10.5% as of September 30, 2003.

(d) Vesting

Participants are fully vested in the entire value of their accounts upon contribution, including the Company matching contribution.

(e) Withdrawals

Distributions under the Plan are made upon a participant's death, disability, retirement, or termination of employment. Benefit payments are made in the form of a lump sum cash amount or in kind distribution. As discussed above, the Plan permits withdrawals under a loan program.

(f) Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA.

(2) Summary of Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

Investment Valuation -- Cash and cash equivalents and participant loans are recorded at cost, which approximates fair value. Investments in common stock and common/commingled trusts are valued at quoted market prices.

Income Recognition -- Dividend income is recorded on the ex-dividend date. Income from investments is recorded as earned on an accrual basis. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sales of securities are reported on the average cost method.

(d) Payment of Benefits

Benefits are recorded when paid.

5 (Continued)

YUM! BRANDS 401(k) PLAN

Notes to Financial Statements

September 30, 2003 and 2002

(Tabular amounts in thousands)

(e) Administrative Costs

All usual and reasonable expenses of the Plan may be paid in whole or in part by the Company. Any expenses not paid by the Company will be paid by the Trustee out of the Trust. All expenses for the years ended September 30, 2003 and 2002 were borne by the Company, except for monthly investment service fees charged to the funds, loan application fees charged to participants who obtained a loan and transaction fees charged to participants within a certain fund.

(f) Reclassifications

Certain prior year amounts have been reclassified to be consistent with current year presentation. These reclassifications had no effect on previously reported net assets available for benefits or changes in net assets available for benefits.

(3) Investments

Individual investments that represent 5% or more of the Plan's net assets available for benefits as of September 30, 2003 and 2002 were as follows:

	2003	2002

Company Common Stock	$97,389	78,302
Stable Value Fund	34,148	34,660
Bond Market Index Fund	17,645	14,296
Large Company Index Fund	40,930	34,054
Mid-sized Company Index Fund	11,969	*

* Less than 5% of Plan's net assets in the applicable year.

Company Common Stock, which is included in the YUM! Stock Fund, includes nonparticipant-directed investments.

Appreciation (depreciation) (including gains and losses on investments bought and sold, as well as held during the years) on investments was as follows:

	2003	2002

Common stock	$7,607	19,896
Common/commingled trusts	13,388	(11,167)
	$20,995	8,729

6	(Continued)

YUM! BRANDS 401(k) PLAN

Notes to Financial Statements

September 30, 2003 and 2002

(Tabular amounts in thousands)

(4) Nonparticipant-Directed Investments

The YUM! Stock Fund has net assets of $32.3 million and $21.2 million which are nonparticipant-directed investments as of September 30, 2003 and 2002, respectively. Information about the significant components of the changes in net assets relating to the nonparticipant-directed investment portion of the YUM! Stock Fund is as follows:

	2003	2002
Changes in net assets:
Contributions	$10,053	8,700
Interest	4	9
Net appreciation	2,702	3,958
Benefits paid to participants	(1,692)	(1,308)
Transfers from participant-directed investments	29	30

	$11,096	11,389

(5) Tax Status

The Company obtained its latest determination letter dated September 4, 2003 in which the Internal Revenue Service stated that the Plan and related trust, are in accordance with the applicable requirements of the Internal Revenue Code. The Plan is a successor of the PepsiCo Long Term Savings Program which had received a favorable determination letter from the Internal Revenue Service.

7	(Continued)

YUM! BRANDS 401(k) PLAN

Notes to Financial Statements

September 30, 2003 and 2002

(Tabular amounts in thousands)

(6) Reconciliation of Financial Statements to Form 5500

Notwithstanding the requirements of accounting principles generally accepted in the United States of America, the U.S. Department of Labor requires that unpaid benefit amounts be reported as a liability of the Plan for purposes of Internal Revenue Service Form 5500 filings. As a result, the following represents a reconciliation between the amounts shown on the accompanying financial statements and the amounts reported in the Plan's Form 5500.

Net assets available for benefits

	2003	2002

Net assets available for benefits, as reported in the financial statements	$234,626	194,919
Less benefits payable at end of year	16	12

Net assets available for benefits, as reported in the Plan's Form 5500	$234,610	194,907

Participant benefits

	2003	2002

Benefit payments for the years ended September 30, 2003 and 2002, as reported in the financial statements	$16,838	16,697
Less benefits payable at beginning of year	12	13
Plus benefits payable at end of year	16	12

Benefit payments for the years ended September 30, 2003 and 2002, as reported in the Plan's Form 5500	$16,842	16,696

(7) Related Party Transactions

Certain Plan investments are shares of common/commingled trusts managed by the Trustee. Transactions involving these investments qualify as party-in-interest transactions.

(8) Transfer of Assets From Acquired Plan

The Company acquired Yorkshire Global Restaurants, Inc. ("YGR") on May 7, 2002. In conjunction with this acquisition, the Yorkshire Global Restaurants, Inc. 401(k) Retirement Plan was merged with and into the Plan. Assets of approximately $17.9 million were transferred to the Plan from the acquired plan during 2002. Included in this transfer was a discretionary YGR contribution of $717 thousand which was participant-directed. This transfer has been reflected in the accompanying 2002 statement of changes in net assets available for benefits as a transfer of assets from the acquired plan.

8

SUPPLEMENTAL SCHEDULES

YUM! BRANDS 401(k) PLAN

EIN: 13-3951308

PN: 003

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)

September 30, 2003

Identity of issue			Description
borrower or similar party			of interest	Fair value

	YUM! Stock Fund
	1, 2, 3	Government STIF	4,429,562 shares	$4,429,562
	1, 2	YUM! Stock	3,287,951 shares	97,389,117

		Total		101,818,679

	Common/Commingled Trusts
	1	Stable Value Fund	34,147,820 shares	34,147,820
	1	Bond Market Index Fund	1,146,833 shares	17,645,165
	1	Large Company Index Fund	230,209 shares	40,929,958
	1	Mid-Sized Company Index Fund	696,370 shares	11,969,205
	1	Small Company Index Fund	527,258 shares	8,061,767
	1	International Index Fund	315,875 shares	3,312,267

		Total		116,066,182

1	Brokerage Option		Various	6,023,790
1	Cash and cash equivalents			846,219
1	Loans from participants		Interest rates ranging
			from 4.75% to 10.5%	9,343,055

		Total		$234,097,925

1	Party-in-interest

2	The YUM! Stock Fund, which includes nonparticipant-directed investments, had a cost of $75,457,824 at September 30, 2003.

3	The Government STIF consists of cash equivalent investments and is classified as cash and cash equivalents in the Statement of Net Assets Available for Benefits.

See accompanying independent auditors' report.

9

YUM! BRANDS 401(k) PLAN
EIN: 13-3951308
PN: 003
Schedule H, Line 4j -- Schedule of Reportable Transactions
Year Ended September 30, 2003
Identity of party involved		Description of asset	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Net gain

Series of transactions in excess of 5% of plan assets:
*	State Street Global Advisors	YUM! Stock	$12,752,805	--	12,752,805	12,752,805	--
*	State Street Global Advisors	YUM! Stock	--	1,260,905	1,232,458	1,260,905	28,447
*	State Street Global Advisors	Government STIF	33,388,861	--	33,388,861	33,388,861	--
*	State Street Global Advisors	Government STIF	--	32,222,847	32,222,847	32,222,847	--

*	Party-in-interest

See accompanying independent auditors' report.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

YUM! BRANDS 401(k) PLAN

By: /s/ David Morrison
David Morrison
Plan Administrator

Date: May 11, 2004

11

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23	Consent of Independent Auditors